

Mail Stop 3561

May 2, 2017

Bret J. Eckert
Chief Financial Officer
Atmos Energy Corporation
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, Texas 75240

Re: **Atmos Energy Corporation**
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 14, 2016
File No. 1-10042

Dear Mr. Eckert:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Consolidated Statements of Income, page 47

1. Please tell us your basis for presenting gross profit. In this regard, we note you exclude depreciation and amortization and operating and maintenance costs from gross profit. To avoid placing undue emphasis on cash flow, depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Refer to ASC 225-10-S99-8.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact Scott

Anderegg (Staff Attorney) at (202) 551-3342 or Mara Ransom (Assistant Director) at (202) 551-3264 or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products